SUB-ITEM 77M

                                     MERGERS

      AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)
            VAN KAMPEN MONEY MARKET FUND TO INVESCO MONEY MARKET FUND

On January 21, 2010, the Board of Trustees of AIM Investment Securities Funds (Invesco Investment Securities Funds) (formerly known as AIM Investment Securities Funds) ("AIS") approved an Agreement and Plan of Reorganization (the "Agreement"). On May 11, 2010, at a Special Meeting for shareholders of Van Kampen Money Market Fund (the "Fund"), shareholders approved the Agreement that provided for the combination of the Fund with Invesco Money Market Fund, (formerly known as AIM Money Market Fund), (the Acquiring Fund), an investment portfolio of AIS (the "Reorganization"). Pursuant to the Agreement, on June 1, 2010, all of the assets of the Fund were transferred to the Acquiring Fund. The Acquiring Fund assumed all of the liabilities of the Fund, and AIS issued Class A5 shares of the Acquiring Fund to the Fund's Class A shareholders, Class B5 shares of the Acquiring Fund to the Fund's Class B shareholders, Class C5 shares of Acquiring Fund to the Fund's Class C shareholders. The value of each Fund's shareholder account with the Acquiring Fund immediately after the Reorganization was the same as the value of such shareholder's account with the Fund immediately prior to the Reorganization. The Reorganization was structured as a tax-free transaction.

FOR A MORE DETAILED DISCUSSION ON THE REORGANIZATION, PLEASE SEE THE AGREEMENT AND PLAN OF REORGANIZATION FILED HEREIN UNDER ITEM 77Q1(G).